MAINSTAY FUNDS TRUST
51 Madison Avenue
New York, NY 10010

VIA EDGAR CORRESPONDENCE

September 30, 2020

Ms. Jennifer Hardy
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Comments on the 485A filing (the “Registration Statement”) for MainStay Funds Trust (SEC File No. 333-160918) (the “Registrant”)

Dear Ms. Hardy:

This letter responds to comments you provided telephonically on September 28, 2020 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on July 31, 2020. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Comment to the Prospectus

Comment 1: Please disclose in the Prospectus that to the extent synthetic instruments, including derivative instruments, are counted toward the 80% policy, these instruments will be valued at market value, rather than notional value.

Response: The Registrant supplementally confirms that to the extent synthetic instruments, including derivative instruments, are counted toward the 80% policy, these instruments will be valued at market value, rather than notional value. In order to ensure continuity in the disclosure of all of the Funds in the Registrant’s complex, the Registrant will review this disclosure in connection with its next annual update.

Comments to the Statement of Additional Information

Comment 1: Please also consider including the current disclosure relating to COVID-19 in the “Special Note Regarding Recent Market Events” section of the SAI in the “Principal Risks” section of the Prospectus. If the Registrant does not wish to include this disclosure in the Prospectus, please supplementally explain the rationale for this decision.

Response: Consistent with Form N-1A, the Registrant includes in response to Items 4 and 9 of Form N-1A the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return. The Registrant notes that the “Market Risk” disclosure in response to Item 9 of Form N-1A addresses epidemics, pandemics and public health issues and their potential impact on the financial markets. The Registrant believes the potential impact of epidemics, pandemics and public health issues on the financial markets is appropriately disclosed in the section of the Prospectus entitled “Principal Risks” and disclosure specific to COVID-19 is appropriately disclosed as a non-principal risk in the section of the SAI entitled “Special Note Regarding Recent Market Events” at this time. Accordingly, the Registrant respectfully declines to include the disclosure relating to COVID-19 in the section of the SAI entitled “Special Note Regarding Recent Market Events” in the section of the Prospectus entitled “Principal Risks” at this time.

Comment 2: The Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please disclose that the Fund and adviser will consider the concentration of these investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Registrant and the Fund’s adviser consider the concentration of affiliated and unaffiliated underlying investment companies when determining the Fund’s compliance with its concentration policies. In the section entitled “Investments Practices, Instruments and Risks Common to Multiple Fund – Investment Companies,” the Registrant includes the following disclosure:

For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Funds will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund's concentration limitation.

The Registrant believes the current disclosure addresses the SEC staff’s comment.

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian McGrady

Brian McGrady
Assistant Secretary